Exhibit 99.1

NuCana Appoints Elliott M. Levy, M.D. to its Board of Directors

Former Amgen SVP of Global Development and R&D Strategy and Operations Brings Substantial Drug Development Experience to NuCana

Edinburgh, United Kingdom, November 1, 2021 (GLOBE NEWSWIRE) – NuCana plc (Nasdaq: NCNA), a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer announced the appointment of Elliott M. Levy, M.D. to its Board of Directors. Dr. Levy brings over 20 years of experience at global pharmaceutical companies, including Amgen and Bristol-Myers Squibb, and has a strong track record of leading clinical strategy and development efforts for numerous programs at all stages of development.

“We are thrilled to welcome Dr. Levy to our Board of Directors,” said Hugh S. Griffith, NuCana’s Founder and Chief Executive Officer. “He is a recognized and respected industry veteran and has played a major role in the development of 20 approved medicines during his time at Amgen and Bristol-Myers Squibb. We look forward to his contributions and strategic guidance as we continue to advance our pipeline of ProTides to provide more effective and safer medicines for patients with cancer.”

Dr. Levy said, “I am excited to join NuCana’s Board at this important time in the Company’s growth. I believe that NuCana’s novel ProTide platform represents a new era in oncology and that NuCana has the potential to transform the standards of care for many patients with cancer. I look forward to working with the team as NuCana advances its ProTides through the clinic and, if approved, to commercial launch.”

Dr. Levy was most recently Senior Vice President of Global Development and R&D Strategy and Operations at Amgen where he was responsible for managing and executing Amgen’s R&D strategy and drug development process. Previously, Dr. Levy spent 17 years at Bristol-Myers Squibb (BMS) where he was Senior Vice President and Head of Specialty Development and held a range of senior positions in BMS’s research and development group. Prior to joining BMS, Dr. Levy was a member of the Renal Division at Brigham and Women’s Hospital, where he was an investigator in federally-sponsored outcomes research and industry-sponsored clinical trials. Dr. Levy currently serves as a director for Omega Therapeutics and previously served as Board Chair of TransCelerate BioPharma. He received his M.D. from the Yale School of Medicine, where he was Chief Medical Resident focusing on internal medicine and nephrology and completed fellowship training in clinical research through the Robert Wood Johnson Clinical Scholars program.

About NuCana

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for patients with cancer by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, their efficacy is limited by cancer cell resistance mechanisms and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome key cancer resistance mechanisms and generate much higher concentrations of anti-cancer metabolites in cancer cells. NuCana’s robust pipeline includes three ProTides in clinical development. Acelarin and NUC-3373, are new chemical entities derived from the nucleoside analogs gemcitabine and 5-fluorouracil, respectively, two widely used chemotherapy agents. Acelarin is in a Phase 3 study for patients with advanced biliary tract cancer. NUC-3373 is in a Phase 1b/2 study in patients with metastatic colorectal cancer. Our third ProTide, NUC-7738, is a transformation of a novel anti-cancer nucleoside analog (3’-deoxyadenosine) and is in a Phase 1 study for patients with advanced solid tumors.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including Acelarin, NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the Company’s ability to submit an NDA for Acelarin under the FDA’s accelerated approval program, or at all; the Company’s goals with respect to the development, regulatory pathway and potential use, if approved, of each of its product candidates; and the utility of prior non-clinical and clinical data in determining future clinical results. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission (“SEC”) on March 4, 2021, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131 357 1111

info@nucana.com

ICR Westwicke

Chris Brinzey

+1 339-970-2843

chris.brinzey@westwicke.com

RooneyPartners

Marion Janic

+1 212-223-4017

mjanic@rooneyco.com